EXHIBIT 99.1

Certificate of Secretary

I, PETER POUNDS, the duly elected and acting Secretary of General Communication, Inc., an Alaska corporation (“Company”), do hereby certify and declare that the resolution of the Company’s Board of Directors contained in the minutes of its meeting attached hereto as Exhibit 99.1A is a true and correct copy, duly adopted by the Company’s Board of Directors at its meeting held on June 25, 2012.

Executed as of this 26th day of April 2013 at Anchorage, Alaska.

GENERAL COMMUNICATION, INC.

By:	/s/ Peter Pounds
Peter Pounds, Secretary

EXHIBIT 99.1A

Excerpt from Minutes of Action by the

Board of Directors of General Communication, Inc.

at Its June 25, 2012 Meeting on Plan Administrator

and Plan Committee

Pete Pounds noted that certain administrative amendments to the Plan needed to be adopted. After discussion, the board adopted the following resolutions:

RESOLVED, that, after consultation with, and recommendations from, the GCI 401(k) Plan Committee based on its review of alternative service providers, administrators and trustees for the GCI 401(k) Plan, the administration and trusteeship of the GCI 401(k) Plan hereby shall be moved from Prudential to Fidelity at the earliest reasonable time (likely on or around the end of September, 2012,); and

FURTHER RESOLVED, that, effective immediately, John Lowber and Peter Pounds are hereby delegated the power and authority to execute any plan document, plan amendment, trust agreement, resolution removing the current trustee and appointing the successor trustee, service agreement and any ancillary document necessary or convenient to change from Prudential and its affiliates to Fidelity and its affiliates to provide administration and trust services for the GCI 401(k) Plan, including documents making amendments to the GCI 401(k) Plan provided that such amendment does not result in significant increased costs to the Company.

RESOLVED, that the Plan Administrator for the GCI 401(k) Plan is General Communication, Inc. and Peter Pounds, John Lowber and Lynda Tarbath are each individually authorized to take action and sign documents on behalf of the company as the Plan Administrator.

RESOLVED, that the GCI 40l(k) Plan Committee shall be made up of John Lowber, Peter Pounds and Bryan Fick, and the GCI 40l(k) Plan Committee is delegated the power and authority to (a) select and monitor the investment options to offer under the Plan, (b) create, review and amend the Investment Policy Statement for the Plan, (c) select and monitor the performances of the trustee, record keeper, investment advisor, investment manager, and any other service provider and fiduciary of the Plan, and negotiate term of conditions of each such person’s services, including retaining or replacing each such person, if applicable, and (d) monitor all administrative and investment-related expenses charged to the Plan and its participants, including an assessment of whether fees are reasonable and are properly disclosed.